SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 26, 2003

SCOTIA PACIFIC COMPANY LLC

(Exact name of Registrant as Specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

333-63825

(Commission File Number)

68-0414690

(I.R.S. Employer Identification Number)

P.O. Box 712	**95565**
125 Main Street, 2nd Floor	(Zip Code)
Scotia, California	
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(707) 764-2330**

Item 5. Other Events and Regulation FD Disclosure

Reference is made to Item 3 (under the heading "Timber Harvesting Litigation") of the Company's Form 10-K for the fiscal year ended December 31, 2002 (the "Form 10-K") for a description of the *EPIC-SYP/Permits lawsuit* and the *USWA lawsuit* which have been filed against the CDF, the California Department of Fish and Game, the Company and Pacific Lumber (the Company's parent), and others. Reference is also made to "Management's Discussion and Analysis of Financial Condition and Results of Operations–Background" under Item 2 of the Company's Form 10-Q for the quarter ended June 30, 2003 for additional information regarding these two lawsuits. Any capitalized terms used but not defined herein have the same meaning assigned to them in the Form 10-Q.

As previously disclosed, in July 2003, the Court issued a statement of decision indicating that it would invalidate the SYP and the California Permit. However, the Court deferred a decision on the specific remedy it would prescribe until after a hearing had been held regarding the matter. This hearing was subsequently held, and on September 26, 2003, the Court issued a supplemental statement of decision which confirmed the Court's decision to invalidate the SYP and the California Permit. The Court's decision, however, allows for harvesting on THPs which rely on the SYP and were approved prior to July 23, 2003. The Company is in the process of considering the options available to it in light of this development, including appealing the Court's decision and resubmission of an SYP.

The short-term effect of the ruling will be to preclude approval, under the SYP, of several THPs which were under review but had not been approved, and which will result in a minor reduction in 2003 harvesting that had been expected from these specific THPs. Since October 2002, the Company has been obtaining review and approval of new THPs under a procedure provided for in the forest practice rules that does not depend upon the SYP and the California Permit. However, the Company is uncertain what long-term impact the ruling will have on it.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SCOTIA PACIFIC COMPANY LLC
(Registrant)


Date: September 29, 2003   By: /s/ Bernard L. Birkel
                                                                  Bernard L. Birkel
                                                       Secretary and Senior Assistant General Counsel